As filed with the Securities and Exchange Commission on February 9, 2011

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

Amendment No. 1

THE EUROPEAN EQUITY FUND, INC.
(Name of Subject Company (Issuer))

THE EUROPEAN EQUITY FUND, INC.
(Name of Filing Person (Offeror))

COMMON STOCK,
$0.01 PAR VALUE PER SHARE
(Title of Class of Securities)

298768102
(CUSIP Number of Class of Securities)

John Millette
Secretary
The European Equity Fund, Inc.
c/o Deutsche Investment Management Americas, Inc.
One Beacon Street
Boston, MA 02108
(617) 295-2572
(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copy to:
Donald R. Crawshaw, Esq.
Sullivan & Cromwell LLP
125 Broad Street
New York, New York 10004
(212) 558-4000

CALCULATION OF FILING FEE

Transaction Valuation	Amount of Filing Fee
$4,640,040.18(a)	$538.71(b)

(a)           Calculated as the aggregate maximum purchase price to be paid for 574,974 shares in the offer, based upon a price per share of $8.23, which represents 98% of the net asset value per share on January 3, 2011.

(b)           Calculated as $116.10 per $1,000,000 of the Transaction Valuation.

☒
Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:  $538.71
Form or Registration No.:  SC TO-I
Filing Party:  The European Equity Fund, Inc.
Date Filed: January 7, 2011

☐	Check box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes to designate any transactions to which this statement relates:

☐	third party tender offer subject to Rule 14d-1

☒	issuer tender offer subject to Rule 13e-4

☐	going-private transaction subject to Rule 13e-3

☐	amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer.

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

Introductory Statement

This Amendment No. 1 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission (the “SEC”) on January 7, 2011 (the “Schedule TO”) by The European Equity Fund, Inc., a Maryland corporation (the “Fund”), pursuant to Rule 13e-4 under the Securities and Exchange Act of 1934, as amended (the “Exchange Act”), in connection with the Fund’s offer to repurchase for cash up to 574,974 of the Fund’s issued and outstanding shares of Common Stock, par value $0.01 per share, upon the terms and subject to the conditions contained in the Offer to Repurchase dated January 7, 2011 (the “Offer to Repurchase”) and the related Letter of Transmittal (the “Letter of Transmittal”, which, together with any amendments or supplements thereto, collectively constitute the “Offer”), at a purchase price equal to 98% of the Fund’s net asset value per share (“NAV”, that is, the value of the Fund’s assets minus its liabilities, divided by the number of shares outstanding) determined as of today, February 9, 2011. The Fund normally calculates its NAV per share at 11:30 a.m. New York time on each day during which the New York Stock Exchange is open for trading.

This Amendment No. 1 to Schedule TO is intended to satisfy the reporting requirements of Rule 13e-4(c)(3) promulgated under the Exchange Act.

The information in the Offer to Purchase and the Letter of Transmittal, previously filed with the Schedule TO as Exhibits (a)(1) and (a)(2), respectively, is incorporated by reference into this Amendment in answer to Items 1 through 9 and 11 of the Schedule TO, except that such  information is hereby amended and supplemented to the extent specifically provided herein.

Item 10. Financial Statements.
Not applicable.

Item 11. Additional Information.
Item 11 of the Schedule TO is hereby amended and supplemented to add the following:

On February 9, 2011, the Fund issued a press release announcing the preliminary results of the Offer, which expired at 5:00 p.m. Eastern time on February 8, 2011. A copy of the press release is filed as Exhibit (a)(9) to this Schedule TO and is incorporated herein by reference.

Item 12. Exhibits
See Exhibit Index immediately following the signature page.

Item 13. Information Required by Schedule 13E-3.
Not applicable.

SIGNATURE
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

The European Equity Fund, Inc.
By: /s/John Millette
Name: John Millette
Title: Secretary
Dated: February 9, 2011

Exhibit Index

Exhibit No.       Document
(a)(1) Offer to Repurchase, dated January 7, 2011.*
(a)(2) Form of Letter of Transmittal.*
(a)(3) Form of Notice of Guaranteed Delivery.*
(a)(4) Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other  Nominees.*
(a)(5) Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*
(a)(6) Text of Letter to Stockholders of the Fund dated January 7, 2011.*
(a)(7) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.*
(a)(8) Press Release issued by the Fund dated January 7, 2011.*
(a)(9)                 Press Release dated February 9, 2010.**
(b)-(h)               Not applicable.

____________________________________________________________

*  Previously filed as an exhibit to the Fund’s Tender Offer Statement on Schedule TO filed with the SEC on January 7, 2011.

**  Filed with this Amendment.

Press Release

    ________________________________________________

FOR IMMEDIATE RELEASE
For additional information:

Deutsche Bank Press Office (212) 454-2085
Shareholder Account Information (800) 294-4366
DWS Closed-End Funds (800) 349-4281
________________________________________________

The European Equity Fund, Inc. Announces Expiration and Preliminary Results of Tender Offer

NEW YORK, NY, February 9, 2011 – The European Equity Fund, Inc. (NYSE: EEA) (the “Fund”) announced the expiration and preliminary results of the Fund’s tender offer for up to 574,974 of its shares of common stock, representing approximately 5% of its issued and outstanding shares. The offer expired at 5:00 p.m. Eastern time on February 8, 2011.

Based upon current information, approximately 4,766,961 shares of common stock , or approximately 41% of EEA’s common stock outstanding, were tendered through the stated expiration date, including shares tendered pursuant to notices of guaranteed delivery. These numbers are subject to adjustment and should not be regarded as final. No more than a total of 574,974 properly tendered shares  will be accepted in exchange for cash, at a price equal to 98% of the Fund’s net asset value (“NAV”) per share as determined by the Fund today, February 9, 2011.  The Fund normally calculates its NAV per share at 11:30 a.m. New York time on each day during which the New York Stock Exchange is open for trading. The final number of shares validly tendered and accepted pursuant to the Fund’s tender offer and the tender offer price per share will be announced at a later date.

For more information on the Fund, including the most recent month-end performance, visit www.dws-investments.com or call (800) 349-4281.

Important Information

The European Equity Fund, Inc. is a diversified, closed-end investment company seeking long-term capital appreciation through investment primarily (normally at least 80% of its assets) in equity and equity-linked securities of companies domiciled in European countries utilizing the Euro currency.  Investing in foreign securities, particularly those of emerging markets, presents certain risks, such as currency fluctuations, political and economic changes, and market risks. Any fund that concentrates in a particular segment of the market will generally be more volatile than a fund that invests more broadly.

Closed-end funds, unlike open-end funds, are not continuously offered. There is a one-time public offering and once issued, shares of closed-end funds are sold in the open market through a stock exchange. Shares of closed-end funds frequently trade at a discount to the net asset value. The price of a fund’s shares is determined by a number of factors, several of which are beyond the control of the fund. Therefore, a fund cannot predict whether its shares will trade at, below or above net asset value.

This press release shall not constitute an offer to sell or a solicitation to buy, nor shall there be any sale of these securities in any state or jurisdiction in which such offer or solicitation or sale would be unlawful prior to registration or qualification under the laws of such state or jurisdiction.

Certain statements contained in this release may be forward-looking in nature. These include all statements relating to plans, expectations, and other statements that are not historical facts and typically use words like “expect,” “anticipate,” “believe,” “intend,” and similar expressions. Such statements represent management’s current beliefs, based upon information available at the time the statements are made, with regard to the matters addressed. All forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from those expressed in, or implied by, such statements. Management does not undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise.

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NOT FDIC/ NCUA INSURED • MAY LOSE VALUE • NO BANK GUARANTEE NOT A DEPOSIT • NOT INSURED BY ANY FEDERAL GOVERNMENT AGENCY

DWS Investments is part of Deutsche Bank’s Asset Management division and, within the US, represents the retail asset management activities of Deutsche Bank AG, Deutsche Bank Trust Company Americas, Deutsche Investment Management Americas Inc. and DWS Trust Company. (R-20423-3   2/11)